November 16, 2009	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com
VIA HAND DELIVERY Ms. Laura Nicholson Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:         Andatee China Marine Services Corporation (the “Company”)
Registration Statement on Form S-1 – Amendment No. 1
Filed October 21, 2009
File No. 333-161577

Dear Ms. Nicholson:

This firm represents the Company in connection with the above-referenced filing. The purpose of this letter is to provide the Company’s responses to the November 5, 2009 comment letter (the “Comment Letter”) to Mr. An Fengbin, President and Chief Executive Officer of the Company. This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments and provides certain supplemental information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross references to specific discussions and/or pages in Amendment No. 2 to the Registration Statement (the “Amendment No. 2”). Also, for your convenience, we include a redlined draft of the Amendment No. 2 disclosures in response to your comments.

Comment 1.	Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A.

Response:	The comment is noted.

Comment 2.	We note your response to our prior comment 4 and remind you to file all omitted exhibits as soon as practicable. You will need to allow time for our review of the exhibits once they are filed.

Response:            The comment is noted and additional exhibits are being filed with the Amendment No. 2.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Comment 3.	We note your response to our prior comment 8 and reissue such comment. Please revise your filing to consistently identify Xingyuan and its subsidiaries.

Response:            We have made additional clarifying revisions throughout the prospectus in response to the comment above.

Comment 4.
We note your disclosure at page 71 that Dalian Dongfangzheng Industrial Co., Ltd. was established by An Fengbin and his wife, Wang ling, in September 2006.  With a view towards disclosure, please advise whether Mr. An or his wife controls Dalian Dongfangzheng Industrial Co., Ltd.  For example, we note your statement in your letter dated October 21, 2009 that Mr. An is the principal stockholder of Xingyuan.

Response:            The disclosures on p. 3 of the Amendment No. 2 have been revised to add additional narrative responsive to the comment above.

Comment 5.
Please clarify what Ms. Lai WaiChi's equity ownership interest is in Oriental Excel Enterprises Limited.  In this regard, we note in this section of the registration statement you disclose she holds a 96% interest; however, on page 71 you disclose she holds a 100% interest.

Response:            We made corrections reflecting Ms. Lai WaiChi’s ownership on p. 3.

Comment 6.
You state in your letter dated October 21, 2009 that your agreements with Xingyuan were entered into to facilitate raising capital for the operations of Xingyuan through the offering.  You also state that you paid no consideration to Xingyuan or its stockholders for entering into the agreements, provided, however, that Mr. An will become your chairman and CEO, and Mr. An and the other stockholders of Xingyuan will have “certain rights or options to acquire the currently outstanding shares of the company at later dates.”  Please provide this disclosure in your prospectus summary.  In addition, please disclose the material terms of such “certain rights or options to acquire the currently outstanding shares of the company at later dates.”

Response:            We made corrections clarifying the disclosures in question. The revised narrative appears on pp. 3-4 of the Amendment No. 2.

Comment 7.	Please disclose in this section the material terms of the “Authorization Agreement” and “Authorization Letter” that you reference in your October 21, 2009 response letter.

Response:            We have included additional narrative responsive to the Comment above on p. 3 of the Amendment No. 2.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Comment 8.
We note your response to our prior comment 12 and your reference at page 4 to the risk factor with the heading “Chinese government exerts substantial influence....”  However, it appears that the relevant risk factor regarding the risk that the Chinese government may restrict payments to you or change the tax rate on such payments is set forth under the heading “All of our revenues are generated through Xingyuan...” at page 15.  Please revise your disclosure at page 4 to reference such risk factor, and to briefly describe the related material risk.

Response:             The disclosures in question have been revised and appear on p. 4 of the Amendment No. 2.

Comment 9.	Please disclose in this section the nature of your relationship with Goodwill Rich prior to the share exchange and the purpose of the share exchange.

Response:             The disclosures on pp. 3-4 of the Amendment No. 2 have been revised to add additional narrative responsive to the comment above.

Comment 10.
We have read your response to prior comment 18 and the revised disclosure on pages 25, under the heading “Use of Proceeds,” which discusses how Circular 142 could affect your plans for the use of proceeds from the offering.  Please expand your disclosure under that heading to also discuss what you intend to do with the proceeds if you are unable to transfer them to your operating entity or obtain authorization to convert them into Renminbi other than your plan to invest the net proceeds in short-term, interest-bearing investment grade securities.

Response:             Having reviewed the narrative in question in light of the foregoing comment, we believe that no additional revisions are required for the following reasons. The purpose of the PRC restrictions on the flow and use of capital is to regulate degree and extent of foreign ownership by and between domestic (PRC) and foreign (offshore) entities. The proposed transfer of the proceeds of the contemplated offering would be, in its essence, an intra-company transfer and, to the best of our knowledge, would not implicate any ownership triggers that would warrant PRC regulatory impediment.  In a highly unlikely event the PRC government decided to restrict the flow of foreign capital into its economy to the extent that we would be unable to transfer the proceeds to our operating entity or obtain  authorization to convert them into Renminbi, such determination would have pervasive adverse effects on the entire economy of the PRC, and  our company would be among hundreds of other companies affected by such regulatory change.  This, however, is a general risk of “doing business” in the PRC which is addressed in detail in the Risk Factors section of this prospectus.

Comment 11.
We reissue our prior comment 19.  Please disclose in this risk factor any conflicts of interest that may arise in connection with Mr. An's relationships with you, your majority shareholder, Xingyuan and Xingyuan's shareholders.

Response:             The disclosures on p. 15 of the Amendment No. 2 have been revised to add additional narrative responsive to the Comment above.

Comment 12.	We note your response to our prior comment 21. Please clarify how the scope of the business license of Dalian Fusheng affects or limits your business and the business of Xingyuan.

Response:             The disclosures on p. 17 of the Amendment No. 2 have been revised to add additional narrative responsive to the Comment above.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Comment 13.
We note your response to our prior comment 25 and reissue such comment.  Please revise your filing to disclose all material terms of the Shandong Xinfa Fishery Group Co., Ltd. Equity Replacement Agreement and the Rongcheng Xinfa Share Transfer Agreement.  For example, and without limitation, you should disclose the practical effects of Section 2.2 of the Equity Replacement Agreement and Section 14.10 of the Share Transfer Agreement.

Response:             The disclosures on p. 31 of the Amendment No. 2 have been revised to add additional narrative responsive to the comment above. Please note, however, that under the terms of the Supplemental Agreement by and among the same parties to the Equity Replacement Agreement, Section 2.2 of the Equity Replacement Agreement was cancelled in its entirety. The Supplemental Agreement is filed as Exhibit 10.19 to this Amendment No. 2.

Comment 14.
We note your response to our prior comment 44 and reissue such comment.  Please provide the disclosure required by Item 404(a)(5) of Regulation S-K with respect to your loan to Dalian Dongfangzheng Industrial Co., Ltd.

Response:             The disclosures on p. 72 of the Amendment No. 2 have been revised to add additional narrative responsive to the comment above.

Comment 15.
We note your revised disclosure regarding the agreement, as amended, between Ms. Lai WaiChi and Mr. An Fengbin.  In addition, we note that you have filed as an exhibit the agreement dated March 26, 2009, but not the August 2009amendment.  Please advise.

Response:             The exhibit in question was inadvertently omitted in the Amendment No. 1. It is being filed as an exhibit to the Amendment No. 2.

Comment 16.
We note your disclosure that Mr. An will be entitled to the transfer shares in the event net income reported in the consolidated interim financial statements of Goodwill for the six month period ended June 30, 2009 is not less than $1.5 million.  Please provide updated disclosure regarding whether the shares have been transferred to Mr. An.

Response:             The disclosures on p.73 of the Amendment No. 2 have been revised to add additional narrative responsive to the Comment above.

Comment 17.	You disclose that Mr. An will have beneficial ownership of sixty-two percent of your outstanding shares after the offering. Please add related risk factor disclosure.

Response:             An additional risk factor responsive to the Comment has been added on p. 24 of the Amendment No. 2.

Comment 18.
Please disclose all material terms of your agreements with the underwriters.  For example, please disclose the “piggy-back” registration right set forth in Section 4.2 of the Common Stock Purchase Option filed as Exhibit 4.1.

Response:             Additional disclosures responsive to the Comment have been added to the Underwriting section.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Comment 19.
Please note that when you are required to present unaudited interim period financial statements in a registration statement, you must present an income statement and statement of cash flows for the corresponding interim period in the prior fiscal year.  Refer to Rule 8-03 of Regulation S-X for additional guidance.

Response:             The comment is noted; the Company updated its financial presentations in compliance with Regulation S-X.

Comment 20.
We note you have expanded your disclosure in response to our prior comment 50 to indicate the share exchange between Andatee and Goodwill Rich has been accounted for as a recapitalization of Goodwill Rich.  Please clarify when the actual share exchange occurred.  In this regard, we note your disclosure on page 4 of the registration statement indicating the share exchange closed on October 16, 2009; however, your footnote disclosure implies the exchange occurred in August of 2009.  Please note this transaction should not be reflected in the financial statements until the actual date the shares were transferred. Refer to paragraph D9 of SFAS 141R for additional guidance.

As indicated in our prior comment 50, if you update the financial statements to include the period of the transaction, we would not object to the labeling that currently associates those historical financial statements with the registrant as recapitalizations are presented on a retroactive basis.

Response:             The actual share exchange between Goodwill Rich and Andatee was completed on October 16, 2009.  As a result, the Company has revised the financial statements in the filing to represent the financial statements of Goodwill Rich.  The changes to the financial statements involved

•
changing the title of each financial statement to indicate that they were the combined and consolidated financial statements of Goodwill Rich, (together with an indication under the titles that Goodwill Rich is the predecessor to Andatee);

•	revising the stockholders’ equity section of the balance sheet, and the statement of stockholders’ equity, to reflect the capitalization of Goodwill Rich;
•	revising the disclosures in Note 1; and
•	revising the earnings per share presentation, and related disclosure in Note 2(x), to present pro forma earnings per share based on the post share exchange capitalization of Andatee.

The revised disclosures in Note 1 describe the financial statements as those of Goodwill Rich, but also describe the October 16, 2009 share exchange, how it will be accounted for, that Goodwill Rich is deemed to be the predecessor of Andatee for financial reporting purposes, and that the historical financial statements of Goodwill Rich presented in the prospectus will become the historical financial statements of Andatee (after being adjusted to retroactively reflect the effects of the recapitalization to 6,000,000 issued and outstanding shares) at such time as Andatee issues financial statements for the period that includes October 16, 2009.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Conforming changes have been made in the appropriate non-financial statement sections of the filing, as well as to the report of the Company’s independent registered public accounting firm and the accountant’s consent.

With respect to the inclusion in the filing of the separate audited balance sheet of Andatee as of a date within 135 days of the filing, the Company believes that such balance sheet may be omitted as was Andatee organized on July 10, 2009 solely for the purpose of affecting the share exchange with Goodwill Rich so as to change the Company’s capital structure and establish Delaware as its domicile. Prior to the completion of the share exchange with Goodwill Rich, Andatee was nominally capitalized and had no activity.  In this regard, the Company notes and makes reference to the guidance in Section 1160 of the Division of Corporation Finance Financial Reporting Manual, which states that:

“If the registrant is a “business combination related shell company”:

Registrant financial statements may be omitted. Complete audited financial statements of the operating company (as predecessor of the registrant) must be provided.

Example: A company wants to change its state of incorporation in order to facilitate an IPO. To do that, a new corporation incorporated in Delaware (Newco) was formed and all of the shareholders of the company will exchange their equity ownership interests in the company for identical interests in Newco. Separate financial statements of Newco are not required in the registration statement.”

The Company has included disclosure of the omission of the separate Andatee pre-share exchange financial statements, including the reason therefore, in the index to the financial statements in the filing.

Comment 21.
We have read your response to prior comment 51 in which you indicate that Mr. An Fengbin was the principal stockholder of Dalian Xingyuan Marine Bunker Co., Ltd. (“Xingyuan”) prior to March 26, 2009 when it was consolidated by Goodwill Rich International Limited (“Goodwill Rich”).  Please expand your disclosure to clarify, if true, that Mr. Fengbin was the principal stockholder of Xingyuan after the Share Exchange Agreement between you and Goodwill Rich.

Further, you indicate that prior to March 26, 2009, Goodwill Rich and the stockholders of Xingyuan entered into a series of separate agreements under which Goodwill Rich and Xingyuan were deemed to be under the common control of the stockholders of Xingyuan.  Please expand your disclosure to include a complete description of the key terms of these agreements which you believe supports the presentation of combined financial statements for entities under common control.  It should be clear how your conclusions are consistent with the guidance in EITF 02-5, for identifying entities that are under common control.

Finally, please confirm that you have filed as exhibits all relevant agreements related to the contractual relationship existing between Goodwill Rich and Xingyuan and refer us to the specific location of these agreements in the exhibit table.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Response:             The disclosure has been expanded to indicate that Mr. An Fengbin remains as the principal stockholder of Xingyuan after the completion of the share exchange between Andatee and Goodwill Rich, and has also been expanded to describe the provisions of the separate agreements between Goodwill Rich and the stockholders of Xingyuan which support the conclusion that Goodwill Rich and Xingyuan were under the common control of Mr. An Fengbin.  The separate agreements referred to in this disclosure have been filed as exhibits 10.19, 10.20 and 10.21 with this Amendment No. 2.

Comment 22.
We note your disclosure on pages 71 and 72 which indicates the agreements between the stockholders of Xingyuan and Ms. Lai WaiChi were entered into for no consideration.  Please expand your disclosure to explain why Ms. Lai WaiChi would relinquish control of Oriental Excel Enterprises Limited for no consideration.

Response:             The disclosures in question has been expanded as requested by the staff and now appears on pp. 72

Comment 23.
We have read your response to prior comment 55 in which you indicate that you offer your customers various pricing structures in an effort to manage the risk of changing fuel prices, and to the extent those pricing structures involve forward or future contracts, they would not be derivatives under the scope exception contained in paragraph 10(b) of SFAS 133.  Please address the following points:

a.	Clarify whether or not you are engaged in price risk management services.

b.	Explain to us why you refer to the pricing structures as “price risk management services.”

c.	Explain to what extent these pricing structures have been utilized.

d.	Tell us each type of pricing structure that you offer to your customers.

e.	Tell us what your accounting position is on each type of pricing structure offered to your customers and the authoritative guidance you are relying on to support your position.

Response:            The Company does not engage in any specific price risk management services or activities. The Company’s sales to its customers are priced at or near the time of the sale, and reflect market and competitive conditions and the effects, if any, of PRC government price controls on the sale of its products.  In some circumstances, the Company may, for competitive reasons, offer discounts or extended credit terms to customers who purchase large volumes from the company, or who the company views as extremely credit worthy. However, the Company does not offer its customers forward or future contracts or other pricing structures that allow a customer to “lock-in” prices for any extended period of time.

Division of Corporation Finance
U.S. Securities and Exchange Commission

As a result, the price risk that the Company faces is limited to the risk that increases in the price of its raw materials cannot be directly passed on to customers.

After reviewing the staff’s comment, and the risk factor disclosures, the Company believes that the risks factor disclosures listed below risk explained above, and that the risk factor cited in the staff’s comment was not necessary and in fact served to confuse a reader.  The Company therefore has deleted the cited risk factor on the basis that the following risk factor disclosures are clear and adequate:

•	“Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical market and by the volatility of prices of crude oil and petrochemical products” on page 9;

•	“Some of our major products are subject to government price controls, and we are not able to pass on all cost increases from rising crude oil prices through higher product prices” on page 9; and

•	“We face competition and, if we are not able to effectively compete in our markets, our revenues and profits may decrease” on page 11.

Comment 24.
We have read your response to prior comment 60 and note that your disclosure indicates you borrowed $13,422,427 under the credit facility in 2008.  However, we are unable to see where you have reflected the cash proceeds received from these borrowings as a financing activity in your Statement of Cash Flows for the fiscal year ended December 31, 2008.  Further, we presume you repaid this amount in full in 2009 as your balance sheet as of June 30, 2009 reflects a notes payable balance of nil; however, we are unable to see where you have reflected the repayment of this amount in your Statement of Cash Flows for the interim period ended June 30, 2009.  We reissue our prior comment 60 in its entirety.

In addition, the amounts of proceeds and repayments of loans in your Statements of Cash Flows do not agree to the corresponding amounts disclosed in your discussion of financing activities on page 41 under the heading “Liquidity and Capital Resources” in your MD&A.  Please amend your filing accordingly.

Response:            We paid 50% in escrow account for the credit draw under the bank notes, and we had net-of 100% proceeds with the 50% escrow accounts and reported 50% as net proceeds (same for net payments) in cash flow statement. We had separated the figures in the updated F-5 and also amended the discussion of financing activities in MD&A on page 42.

* * * * * * * * * *

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Division of Corporation Finance
U.S. Securities and Exchange Commission

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.  We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,
COZEN O’CONNOR

By:	/s/ ALEC ORUDJEV

Cc:  Ralph V. De Martino, Esq.